

August 19, 2024

Blake Janover
Chief Executive Officer
Janover Inc.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487

> **Re: Janover Inc.**
> **Registration Statement on Form S-3**
> **Filed August 1, 2024**
> **File No. 333-281185**

Dear Blake Janover:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure related to a notice of delisting received from Nasdaq on page S-33 and that you have until January 13, 2025, to regain compliance with the Nasdaq Minimum Bid Price Requirement. Please address the following:
   - tell us why the risk factor related to the delisting notice appears in the supplement prospectus, but does not appear in the delayed shelf offering prospectus, and how you plan to inform investors not participating in the at-the-market offering of the Nasdaq delisting risk;
   - tell us how you plan to monitor and, if needed, terminate the at-the-market offering if you are not able to comply with Nasdaq Minimum Bid Price Requirement in a timely manner; and
   - revise the prospectus to disclose material risks to investors in the at-the-market offering related to possible Nasdaq delisting.

2.   Given recent decline in your stock price and the limitation of selling no more than one-third of all your common voting and nonvoting equity held by non-affiliates, please tell us how you plan to monitor that the at-the-market offering sales agent does not exceed the maximum number of shares you can sell in the offering. Refer to General Instruction I.B.6(a) to Form S-3.

3.   Please note that under General Instruction I.B.6(c), you are required to have at least one class of common equity securities listed and registered on a national securities exchange and your current Form S-3 eligibility depends on maintaining a listing on Nasdaq. You also disclose that you received a delisting notice from the exchange. Please tell us your plans as to this shelf offering in the event that your securities are delisted from Nasdaq.

Cover Page

4.   Due to the recent decline in your stock price and the limitation of selling no more than one-third of all your common voting and nonvoting equity held by non-affiliates, please update the disclosure on the cover page relating to the market value of your common stock held by non-affiliates.

Risk Factors, page 9

5.   Please add a separately captioned risk factor here and in the risk factors section starting on page S-11 to disclose the dilutive effect of this offering and the continued downward pressure on your market price. In this regard, we note that you have received a notice from Nasdaq relating to possible delisting after your stock price declined below $1.00 per share.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Ross David Carmel, Esq.